FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  March 2003


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                15 Marylebone Road
                                      London
                                     NW1 5JD
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



17 March 2003

                 NOTIFICATION OF CANCELLATION OF CERTAIN NOTES

COLT Telecom Group plc (COLT) said today that further to its notifications of 9 October 2001 and 13 May 2002 and following the purchase of certain bonds by COLT Telecom Finance Limited that the bonds purchased had now been cancelled. Details of the further cancellations are given below.

$45.2 Million accreted principal amount of our $314 Million 12% Senior Discount Notes due December 2006;

DM17.2 Million face amount of our DM150 Million 8.875% Senior Notes due November 2007;

DM43.6 Million face amount of our DM 600 Million 7.625% Senior Notes due July 2008;

EUR27.0 Million face amount of our EUR320 Million 7.625% Senior Notes due December 2009;

GBP8.8 Million face amount of our GBP50 Million 10.125% Senior Notes due November 2007;

EUR8.9 Million accreted principal amount of our EUR295 Million 2% Senior Convertible Notes due March 2006;

EUR26.8 Million accreted principal amount of our EUR368 Million 2% Senior Convertible Notes due December 2006; and

EUR31.3 Million accreted principal amount of our EUR402.5 Million 2% Senior Convertible Notes due April 2007.

About COLT

COLT Telecom Group plc is a leading pan-European provider of business communications services. COLT has over 15,000 network services and eBusiness customers. The company owns an integrated 20,000 kilometre network that directly connects over 9,000 buildings in 32 major cities in 13 countries augmented with a further 27 points of presence across Europe and 11 Internet Solution Centres. COLT supplies customers across the full spectrum of industry, service and government sectors with unrivalled end-to-end network security, reliability and service.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). COLT's majority shareholder is Fidelity, the international provider of financial services and investment resources. Information about COLT and its products and services can be found on the web at www.colt.net.

Contact

John Doherty

Director Investor Relations

Tel: +44 20 7390 3681

Email: jdoherty@colt-telecom.com



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 17 March 2003                            COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary